Exhibit 99.1

Change in Representative Directors

1. Summary of the Change

- Before: Kwon, Oh-Joon (Chief Executive Officer)

Oh, In-Hwan (President)

Chang, In-Hwa (President)

- After: Choi, Jeong-Woo (Chief Executive Officer)

Oh, In-Hwan (President)

Chang, In-Hwa (President)

- Reason: New appointment

2. Date of Change: July 27, 2018